Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

February 11, 2011

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	NovaDel Pharma Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-170066)

Ladies and Gentlemen:

          In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (NYT) on Friday, February 11, 2011, or as soon thereafter as practicable.

          In making this request the undersigned acknowledges that it is aware of its obligations under the Act.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,
By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets